EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at January 21, 2014

The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Rare Minerals Ltd. and its wholly-owned subsidiary QTM Extraction Ltd. (collectively “Quest” or the “Corporation”) covers the year ended October 31, 2013, unless otherwise noted. It should be read in conjunction with the audited consolidated financial statements and related notes as at and for the years ended October 31, 2013 and 2012.

The audited consolidated financial statements for the years ended October 31, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in Canadian dollars unless otherwise noted.

Forward-Looking Statements

Certain of the information contained in this document may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those concerning the Corporation’s Strange Lake B-Zone Rare Earth Element (“REE”) property. In this document, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described under the heading “Risk Factors” in the Corporation’s Annual Information Form for the fiscal year ended October 31, 2013, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise, except if required by applicable law.

CORPORATE OVERVIEW

Quest is a Canadian exploration and development company focused on the development of its important Strange Lake rare earth (REE) deposit in northeastern Québec, the identification and discovery of new REE deposit opportunities, and the engineering and construction of a processing facility in southern Québec.

Quest’s objective is to become a major stable global supplier of rare earth products. It has a preliminary agreement for the supply of zirconium product, and is continuing discussions with major industrial users of REE in Europe and North America. Quest is poised to establish a major new North American industrial sector of global importance, able to address the chronic HREE+Yttrium (HREE+Y) supply deficit over a long period of time.

Exploration Strategy

The Corporation’s 2009 exploration program led to the discovery of a major new REE deposit, the B-Zone, on the Corporation’s Strange Lake property. In September 2010, the Corporation completed a mineral resource estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. Drilling on 60 m by 80 m centres over the defined limits of the deposit in the summer of 2010 allowed Quest to develop a revised Indicated and Inferred Resource Estimate in April 2011. The report was used as the basis to develop a program of definition drilling and to commence a pre-feasibility study program at Strange Lake in 2011. Quest believes Strange Lake has the potential to be one of the world’s largest and highest-grade heavy rare earth (HREE) mining projects.

The Strange Lake property comprises a total of 504 claims all located in Québec. The property, located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine (Figure 1), covers an area of 22,479 hectares. Exploration work on the Strange Lake Project has been focused around the Strange Lake B-Zone REE deposit discovered by Quest in 2009 and around additional REE showings identified by Quest crews on the property.

Quest’s exploration strategy combines prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for mineral deposits. The Corporation also believes in conducting exploration through joint ventures with other mining firms, in order to share exploration risk and to benefit from its partners’ capabilities in mine development and production. In support of the Strange Lake development project work, Quest is currently in the process of building a rare earth and rare metal mine development team.

Pre-Feasibility Study

In late 2013, Quest filed its final report on a pre-feasibility study for the Strange Lake rare earth development and processing project. Results of the study showed robust financial metrics for the project and the planned processing facility in Québec. It concluded that the preparation of a definitive feasibility study (FS) was justified. This comprehensive FS will be started in 2014. In addition, during fiscal 2013, the Corporation undertook advanced exploration work to further develop a new area of REE mineralization on its Misery Lake project, approximately 120 kilometres south of the Strange Lake Project. The Corporation continues to pursue high value rare earth project opportunities throughout North America.

In November 2013, Quest announced that its planned processing facility would be built in Bécancour, Québec. It will be the first facility of its kind in North America and one of the most technologically advanced. Quest’s goal is to provide the growing global market for critical manufacturing inputs with a secure and dependable supply of rare earth elements (REE), given the vagaries of pricing and availability from China, currently the world’s largest source of REE.

The Corporation’s shares are listed for trading on NYSE MKT (formerly NYSE AMEX) and the Toronto Stock Exchange (TSX) under the trading symbol QRM. Additional information regarding Quest can be found on SEDAR (www.sedar.com), on EDGAR (www.sec.gov) and on Quest’s web site (www.questrareminerals.com).

Pre-Feasibility Study (PFS) Results

On October 23, 2013 Quest released positive PFS results for its Strange Lake B-Zone REE deposit located in northern Québec. The successful completion of the PFS marks a major milestone for Quest. Basic engineering for the Strange Lake project is under way. This will allow Quest to accelerate current discussions with potential off-take and strategic partners for financial and technical commitments to the integrated Strange Lake project. Contributors to the PFS were Micon International Limited (Micon International), Process Research Ortech Inc., AECOM, Hatch Associates Ltd., Hazen Research Inc., SLR Consulting Ltd. and RPC. The PFS results show positive cash flows and a robust internal rate of return. With projected average annual rare earth oxide (REO) concentrate production of 13,650 metric tonnes (t), Quest believes that it has the potential to become a significant long-term global supplier of HREE. Based on the PFS, 47% of Strange Lake’s annual rare earth oxide production and 56% of its total revenues will be derived from HREE plus yttrium (HREE+Y) concentrate, which would make Quest one of the world’s leading suppliers of HREE+Y.

The PFS makes a strong business case for the construction of a hydrometallurgical plant in southern Québec to process whole ore shipped from Strange Lake and to produce four separated products – a mixed HREE+Y oxide concentrate, high-purity zirconium basic sulfate (ZBS, for further downstream processing), high-purity niobium oxide, and a mixed light rare earth double-sulfate concentrate. A mini-pilot metallurgical plant processing 100 kg per day of ore was commissioned in early 2012 to test certain separation processes. Quest is currently preparing for the construction of a full pilot mill, scheduled to commence operation in 2014. Construction is scheduled to start on the full processing facility in Bécancour, Québec in 2016 with an expected completion and commissioning in 2017 and delivery of the first product the following year.

Strategic Importance of Project

The integrated Strange Lake mining and processing project dovetails with both Canadian federal and Québec provincial industrial strategies. Quest believes that strategic North American industries from defense to automotive (electric cars) to wind turbines will welcome a stable source of rare earth product. Quest offers a major high-technology industrial opportunity for Québec and Canada with the potential for employing many highly-skilled technical and engineering employees. In Quest’s view, the compelling net present value of the Strange Lake project and expected significant amount of product output from Quest’s plant support the required capital investment. Quest believes that the full suite of products, considerable output level and lengthy project mine life will provide key customers with a significant advantage – the stability of North American supply.

Figure 1 – Property Location Map, George River Area Projects,

Québec and Newfoundland and Labrador

PFS Highlights:

•

The PFS shows a robust internal rate of return (IRR) of 25.6% pre-tax and 21.2% post-tax. The net present value (NPV) of the project pre-tax unlevered with a 10% discount rate is $2.9 billion and $1.8 billion post-tax.

•	Total project construction capital costs are $2.57 billion, based on a minimum mine life of 30 years.

•	Cash operating costs average $432 million per year, $300 per/t milled.

•

Strange Lake is projected to generate on average $1.047 billion of revenue per year, comprised of 55.8% from the sale of HREE+Y concentrate, 17.3% from the sale of zirconium product, 12.9% from the sale of niobium product, and 13.9% from the sale of a light rare earth (LREE) concentrate.

•

Average annual product output is a mixed HREE+Y oxide concentrate containing 2,100 t of HREE oxide and 4,250 t of yttrium oxide, 24,650 t of ZrO2 contained (as high-purity ZBS), 3,200 t of high-purity niobium oxide, and a mixed LREE double-sulfate concentrate containing 7,300 t of LREE oxide equivalent.

•

The undiscounted REO basket price is $73.76 per kg. These price assumptions are based on consensus averages by industry peers from 2013 data, current published market prices from industry experts and key REE market analysts; the concentrate sale price used in the PFS includes a 30% concentrate discount to separated oxide pricing.

PFS – Key Metrics

The PFS results are based on whole-ore, to be mined at Strange Lake, trucked to the Labrador port facility, and then shipped via the St. Lawrence River to a port site which will be located in the Québec City to Montreal transportation corridor. The site was subsequently announced as Bécancour, Québec.

Table 1: Key Metrics

Metric		Amount	Units
Initial Capital Expenditure		$2,565	$million
Operating Cash Cost		$432	$million/year
Revenue		$1,047	$million/year

Economics (Pre-Tax, unlevered)
	IRR	25.6%
	NPV@8%	$4,014	$million
	NPV@10%	$2,949	$million
	NPV@12%	$2,163	$million

Economics (Post-Tax unlevered)
	IRR	21.2%
	NPV@8%	$2,544	$million
	NPV@10%	$1,800	$million
	NPV@12%	$1,252	$million

Payback Period		3.5	years

Mineral Resource
	Indicated	278	million t
	Inferred	214	million t
Mining
	Ore Mined and Shipped	44.66	million t
	Production Rate	1,440,000	t/yr
	Life of Mine (LOM)	30	years
	Strip Ratio	0.34	waste to ore

Revenue Break-down
	HREE+Y1 Concentrate	$91.89	$/kg
	LREE[2] Concentrate	$19.99	$/kg
	Zirconium Basic Sulfate	$7.35	$/kg

Niobium Oxide	$42.00	$/kg

Recovery Rate
HREE+Y Average	83.1%
LREE Average	80.2%
Zirconium Basic Sulfate	74.2%
Niobium Oxide	86.8%

NOTES:

1.	Heavy Rare Earth Elements (HREE) include Eu, Gd, Er, Tb, Dy, Ho, Yb, Tm and Lu.
2.	Light Rare Earth Elements include La, Ce, Nd, Sm and Pr.
3.	All dollar amounts in the table above are in Canadian dollars.

Marketing Initiatives and Industry Partnerships

Quest has been working diligently to reduce project risk through marketing and partnership initiatives. On July 9, 2013, Quest announced that it had entered into a non-binding letter of intent with TAM Ceramics Group of NY, LLC (TAM), a leading U.S.-based marketer and manufacturer of zirconia chemical products. The letter of intent specifies that TAM will agree to purchase up to 24,000 t of zirconia annually. Several samples produced in Quest’s mini-pilot plant were tested successfully as precursors for a variety of value-added products by TAM.

Quest has engaged the Helmholtz Institute for Resource Technology (Helmholtz) of Freiberg, Germany and SGS Lakefield Research Ltd. (SGS) of Lakefield, Ontario for peer review of Quest’s metallurgical processes. Helmholtz has performed its peer review of the front-end metallurgical process and has issued a positive report. Helmholtz is currently developing a comprehensive proposal for improvements of the front-end process including ore sorting, flotation and magnetic separation, which is expected to improve project economics. SGS has performed its peer review on the flow sheet and has also issued a positive report. Both Helmholtz and SGS will submit a proposal for evaluation of the beneficiation, acid leach and chemical separation processes at the full pilot plant scale. Quest will work with both groups on a fully-integrated pilot plant expected to run continuously by late-2014. This pilot facility will continue to operate as a demonstration plant following successful ramp-up.

Quest is also in discussions with potential joint venture partners for the development of separation technology for individual HREEs from concentrates. Potential industrial partners include leading experts in the field of rare earth refining and specialty chemical product manufacturing. Quest’s objective is to have a separation plant operational at the same time as the start-up of its materials processing operation.

Potential Efficiency Improvements

Quest has identified numerous efficiency and operational improvements to the base case assumptions presented by the PFS which are intended to reduce project capital and operating costs, impact product yields and lessen product supply risks. These improvements will be evaluated during the definitive feasibility study work to be initiated in early 2014.

Quest is actively pursuing strategies which will lead to improved operating efficiency. These include: improvements to the current process flow sheet, restructuring the business model into multiple, integrated operating entities, on-site ore beneficiation to reduce product shipping volumes and costs, and the development of an aboriginal-owned operating company to assume control of all ground and marine logistics for the project.

Strategic Business Plans

The PFS assumes that Quest will execute and operate all aspects of the Strange Lake project within a single corporation. However, Quest recognizes that there may be certain financial advantages to structuring the project in separate corporate entities, including a mining company, a transport and logistics company, a materials-

processing company and a separation and refining company. They can either be wholly-owned subsidiaries of Quest or offered as joint ventures with industrial partners. There are a number of potential advantages to such arrangements, including the opportunity to partner with specialized processing or transportation and logistics providers. For example, in the case of transport and logistics, Quest may be required to fund only 30% of the capital in a transport and logistics company, a potential estimated saving of $220 million. This type of corporate structure would significantly improve project IRR and provide greater project planning flexibility.

1.	Mine Site Beneficiation

The PFS provides that the ore will be crushed at the mine site, transported by truck to the Labrador port site, and then by ship to southern Québec (Bécancour). One option being evaluated by Quest involves grinding and mineral concentration at the mine site, resulting in less material being transported, with downstream cost savings. This option would involve higher power costs, capital and operating costs at the concentration level, and yield losses through the process. However, any revenue loss from the drop in yield would be positively offset by processing and shipping less material from the substantial ore stockpiles generated at the mine site.

2.	Process Improvements

Quest has identified a number of process improvements which have not been incorporated into the PFS but will be part of Quest’s upcoming FS. These improvements include the production of an HREE+Y chloride concentrate instead of an oxide concentrate. This step is expected to reduce the operating costs for production of HREE+Y, while producing a concentrate which is an improved feedstock when compared to individual separation processes. Production of a niobium concentrate instead of a high-purity niobium pentoxide is being evaluated. There is potential to improve the initial niobium concentrate quality, to render it suitable as feedstock for ferro-niobium production, and remove the requirement to refine the concentrate in a separate solvent extraction circuit. Producing a concentrate would allow Quest to lower both capital and operating costs and improve overall returns for the Strange Lake project.

3.	Evaluation of the Impacts of a Reduction in Operating Capacity

Quest is currently evaluating the impact of reducing the startup mine production rate for the Strange Lake operation on the financial model presented by the PFS. This review considers applying a phased development model to reduce initial project capital requirements, lower operating costs and reduce capital risk. A reduced startup production rate would optimally serve the rare earth consumption rates and avoid the potential of supply shock to rare earth markets. The operating capacity would be adjusted to meet improvements to projected REE supply/demand fundamentals.

Project Development – Timeline

Quest has established a conservative timeline for executing on its development strategy (Table 2). Several of these initiatives are underway with the goal of delivering first product from Strange Lake in 2018.

Review of the PFS Project Development Model

The PFS covers all aspects of project development, including the mining operation and hydrometallurgical materials processing facility, as well as all related infrastructure and logistics. Micon International developed the mine plan based on the resource model published in late 2012. AECOM and Hatch Associates Ltd. developed the capital and operating cost estimates from principal capital quotations and estimates from suppliers, manufacturers and contractors. The process flow sheet was developed with the combined efforts of Process Research Ortech Inc., Hazen Research Inc., Hatch Associates Ltd. and Quest. Some aspects were tested at the mini-pilot plant scale.

Table 2: Timeline

Social License Consultations, Memoranda of Understanding, Impact Benefit Agreements	2013-2014
Establishment of Supply and Strategic Development Agreements	2014
Commence Full Pilot Plant	Q1 2014
Commence Feasibility Study	Q2 2014
Environmental and Construction Permits	2016
Construction of Facilities	2016
Completion of Construction and Commissioning	2017
Delivery of First Product	2018

Project Infrastructure and Employment

The Strange Lake mine site facilities will comprise an accommodation camp, multi-functional building and maintenance workshop building. Access roads will link the open pit mine with the mine facilities, ore stockpiles, waste rock storage, landfill site and airstrip. The port and mine site will be linked by an all-weather gravel access road, constructed over a 168 km distance of flat to hilly terrain. Several port location options are considered in the PFS. The preferred port option includes a floating pier which can receive both smaller vessels and barges that have significantly shallower drafts, allowing the pier to be located close to the shoreline. At the feasibility study (FS) stage, more extensive study will validate and confirm specific port site requirements and configurations.

The PFS provides that the processing infrastructure, which includes the process plant itself and the industrial residue containment facility, will be located in southern Québec (Bécancour). The process plant site will include sulphur storage, an acid plant, solvent extraction (SX) plant, ore stockpiles, utilities and supporting systems. The residue containment facility will include the residue storage structure and the dewatering building and related ponds and piping between the two lots.

Potential Employment and Skill Requirements

The PFS provides that the Strange Lake project will employ a total of 834 employees, comprised of 324 employees at the mine site, 381 at the processing plant in southern Québec and 129 for infrastructure and general administration (Table 3). Quest will employ engineers, metallurgists and geologists who will require undergraduate and/or post-graduate degrees. Administrative and support staff with undergraduate and/post-graduate degrees will also be employed within finance, human resources, procurement and emergency services.

Table 3: Potential Employment Breakdown

Jobs	Processing Plant Operations				Mining	Infrastructure & General Administration	Total
	Engineering & Maintenance	Health & Safety	Plant	Supply Chain
Executive	0	0	1	0	1	6	8
Professional	6	2	8	1	6	1	24
Technical	22	2	49	6	23	9	111
Field Supervisors	4	0	9	3	22	10	48
Skilled & Semi-Skilled Labour	75	0	167	4	263	62	571
Administration & Support	2	8	0	12	9	41	72

Total	109	12	234	26	324	129	834

Strange Lake Geology

The Strange Lake Alkalic Complex (SLAC) lies within the Mesoproterozoic post-tectonic Napeu Kainiut pluton, which includes monzonite, granite, granodiorite and rapakivi-type granitic phases. The SLAC lies along the western margin of the Napeu Kainiut where it is in contact with heterolithic Archean gneiss of the Southeastern Churchill Province. The SLAC, a six to seven kilometre-wide circular intrusion of peralkaline granite, is the host rock of rare earth element minerals of the Strange Lake B-Zone deposit. The B-Zone mineralization occurs within multiple stacked, sub-horizontal sheets and lenses of highly-fractionated and REE-enriched pegmatite and aplite hosted by peralkaline granite. By volume, within the block modeled resource, pegmatites comprise approximately 20% and granite 80%. Quest’s previous experience indicates that REE mineralogy in the pegmatite and mineralized granite is similar, albeit somewhat more complex within pegmatites.

Within the B-Zone, the subsolvus granite is LREE enriched relative to HREE+Y, but in absolute terms, pegmatites exhibit the highest grades and at high cut-off grades, HREE+Y concentrations are equal to LREE concentrations i.e. 50% HREE+Y. Within zoned and differentiated pegmatites, REE concentration increases from the margins of the sheet-like pegmatites inwards and the HREE+Y/LREE ratio also increases inwards. HREE+Y mineralization is concentrated within the volatile-rich cores of these pegmatites and is commonly associated with fluorite and iron-rich (hematite, aegirine, arfvedsonite) zones and generally, where alteration is most intense. Hydrothermal brecciation within these volatile-rich zones may also host high-grade REE mineralization. Although primary REE phases are preserved throughout the B-Zone, replacement textures indicate that secondary minerals comprise the majority of REE mineralization.

Mineral Reserve Estimation

In 2012, Quest disclosed a revised resource estimate, doubling the tonnage for the Strange Lake B-Zone REE deposit (see Press Release: October 31, 2012). The B-Zone deposit currently has an indicated resource of 278,128,000 t at 0.93% TREO, 1.92% zirconium oxide (ZrO2), and 0.18% niobium pentoxide (Nb2O5 ), and an inferred resource of 214,351,000 t at 0.85% TREO, 1.71% ZrO2 and 0.14% Nb2O5 . The most recent technical report supporting the foregoing resource estimate is available under Quest’s profile on SEDAR and EDGAR.

The Strange Lake B-Zone deposit mineral resource estimate was updated by Micon International, in respect of which a report was filed on SEDAR on December 17, 2012. This resource estimate builds upon the previous work conducted on the Strange Lake property as reported in the May 2011 Wardrop Technical Report as well as on the subsequent exploration and in-fill drilling conducted by Quest.

On December 6, 2013 Quest disclosed the mineral reserve estimate for the Strange Lake deposit, as of October 14, 2013. The mineral reserves, which have been classified as probable, are summarized in Table 4 below. These mineral reserves are included within the mineral resources discussed in the previously-filed National Instrument 43-101 compliant technical report dated December 14, 2012 and in Quest’s press release dated October 23, 2013. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The mineral reserves include only indicated mineral resources that will be mined and shipped for processing during the 30-year operating period. There are no measured mineral resources at Strange Lake. Any above cut-off resource material that will remain on the property (in stockpiles or in-situ) is not considered in the stated mineral reserves.

Micon concluded that no additional drilling resource definition drilling is recommended and that the current indicated mineral resource is of sufficient quality to support a feasibility study.

In its report, Micon also concludes that, “The high nugget effect in the lenses and the shape and distribution between sections of both the pegmatite and granite lithologies do not allow for separate interpretation on the current 50 m centered drilling. It is Micon’s opinion that closer spaced drilling will not necessarily improve the confidence of the current mineral classification from an indicated to a measured category without drilling on such closed spaced centres as to be cost prohibitive.”

Table 4: Strange Lake Estimated Mineral Reserves

	Proven	Probable	Proven plus Probable
Mt	0.0000	43.199	43.199
NSR ($/t)	0.0000	746.48	746.48
TREO (%)	0.0000	1.1622	1.1622
HREO (%)	0.0000	0.5314	0.5314
LREO (%)	0.0000	0.6308	0.6308
Nb2O5 (%)	0.0000	0.2581	0.2581
ZrO2 (%)	0.0000	2.3088	2.3088
CeO2 (%)	0.0000	0.3120	0.3120
Dy2O3 (%)	0.0000	0.0497	0.0497
Er2O3 (%)	0.0000	0.0359	0.0359
Eu2O3 (%)	0.0000	0.0018	0.0018
Gd2O3 (%)	0.0000	0.0311	0.0311
HfO2 (%)	0.0000	0.0544	0.0544
Ho2O3 (%)	0.0000	0.0113	0.0113
La2O3 (%)	0.0000	0.1347	0.1347
Lu2O3 (%)	0.0000	0.0054	0.0054
Nd2O3 (%)	0.0000	0.1195	0.1195
Pr6O11 (%)	0.0000	0.0342	0.0342
Sm2O3 (%)	0.0000	0.0304	0.0304
Tb4O7 (%)	0.0000	0.0072	0.0072
Tm2O3 (%)	0.0000	0.0058	0.0058
Y2O3 (%)	0.0000	0.3462	0.3462
Yb2O3 (%)	0.0000	0.0369	0.0369

Notes:

1.	Numbers are rounded to reflect the precision of the estimate.
2.	The mineral reserves were estimated using a minimum NSR value of $286.29/t cut-off.
3.	Micon International is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant factors that will materially affect the validity of this mineral reserve estimate.
4.	CIM Standards on Mineral Resources and Reserves Definitions and Guidelines (1) define a “Proven Mineral Reserve” as “the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study”, and define a “Probable Mineral Reserve” as the “the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study”.
5.	These estimated mineral reserves have an effective date of October 14, 2013.

Mine Plan

The Strange Lake B-Zone mine is designed to be a standard truck and shovel open pit operation targeted to exploit the highest REE grades possible for the first ten years of production (the Phase 1 pit), which will then be followed by additional lower-grade mineralization for subsequent production years (the Phase 2 pit).

The mine is designed to ship 1,440,000 t of ore per year to the metallurgical processing facility at an average stripping ratio of 0.34 (waste rock: ore ratio) for a minimum 30 year mine life. The mill feed for the current year is mined in the previous year (Table 5). This is to ensure that the mill has year-round availability to process feed.

Table 5: LOM Mining Average

Total Tonnage Mined	9,072	000 t/yr
Daily Tonnage Mined	50	000 t/d
Tonnage Shipped	1,440	000 t/yr
Low Grade (LG) and Medium Grade (MG) Tonnage Stockpiled	5,052	000 t/yr
Waste	2,580	000 t/yr
Operating Period	180	d/yr

Ore is mined and crushed at the Strange Lake mine site, and loaded into containers for shipping by truck to the Labrador port, where the containers are loaded onto ships for transport to feed the processing plant proposed for Bécancour, Québec.

Hydrometallurgical Plant Ore Processing

The PFS includes the construction of a hydrometallurgical plant which will process whole ore shipped from Strange Lake and produce four separate products – a mixed HREE+Y oxide concentrate, a mixed LREE double-sulfate concentrate, high-purity zirconium basic sulfate (ZBS), and a high-purity niobium oxide.

The PFS provides that at the Bécancour, Québec site, whole ore is wet-milled and de-watered before being mixed with sulfuric acid. The acid ore mixture proceeds to the thermal sulfation rotary kiln. Following sulfation, there is an acid recovery stage where excess acid is recovered for recycle back into the process flow sheet.

The PFS also provides that dry sulfated material proceeds to water leach, where the rare earth, zirconium and niobium values are dissolved. The slurry is pressure filtered, and the pregnant leach solution (PLS) fed to a volume reduction circuit before moving to the solvent extraction (SX) process. At the PLS volume reduction stage, the majority of the light rare earths are crystallized out of solution as light rare earth double sulfates.

Light rare earth-depleted PLS then proceeds to zirconium solvent extraction, where zirconium is recovered as a high-purity basic sulfate (ZBS). Wet high-purity ZBS cake will be transported to TAM in Niagara Falls, N.Y., with which Quest has signed a letter of intent for the sale of up to the total output of 24,000 t/y ZrO2 contained. Uranium is also completely removed from the PLS and separated from the zirconium stream in the zirconium SX process. Uranium is precipitated and removed from the system as sodium diuranate, which Quest intends to provide to a uranium producer for reprocessing off-site.

In the PFS, zirconium process raffinate, now free of uranium and substantially free of zirconium, proceeds to an SX circuit for recovery of sulfuric acid before the solution proceeds to niobium recovery. Niobium is initially precipitated as a concentrate and then further refined to produce a 99% Nb2O5 product. Filtrate of niobium precipitation proceeds to thorium removal by solvent extraction. Thorium is completely extracted, stripped, and precipitated with lime. The precipitated thorium proceeds through further effluent treatment before being combined with leached residue and other treated solids and disposed of in the residue disposal facility (RDF).

Raffinate of thorium extraction proceeds to HREE+Y extraction. HREE+Y are extracted as a group and stripped to produce an HREE+Y rich strip solution. In the base case model, HREE+Y are precipitated as a fluoride concentrate and then calcined to produce a mixed oxide. An alternative preferred route, the production of a mixed HREE+Y chloride concentrate, is being developed and is expected to replace the HREE+Y fluoride route in the FS as one of the process improvement measures mentioned above. Value product-depleted process solutions are combined for treatment with limestone and lime. The combined residue is dewatered and residue solids are dry-stacked in an engineered site located near the processing plant. Water from the residue neutralization circuit will proceed through a desalination plant before being recycled. The overall process water balance is slightly negative (zero discharge).

Capital and Operating Expenditures

The PFS estimates the initial start-up capital expenditure to be $2.57 billion (Table 6). The average sustaining capital requirements for the operation (mine and plant) are estimated to be $28 million per year, beginning in the fourth year of production. The initial capital cost includes a 19% contingency cost of $405 million.

Table 6: Capital Expenditure

Cost Category	Amount ($ million)
Strange Lake Mine	$123
Mine Access Road	$258
Labrador Port	$56
Process Plant	$363
Solvent Extraction Plant	$597
Balance of Plant	$132
Residue Containment Site	$65
Indirect Costs	$566
Contingency	$405

Total	$2,565

Operating Cost

The average total annual operating cash cost (Table 7) is estimated at $432 million (assuming operating 350 days per year). At a nominal production rate of HREE+Y+LREE+ZrO2+ Nb2O5 at 119 t per day, a combined annual total of 41,500 t of product will be produced.

Table 7: Operating Cost

Cost Category	Amount ($ million/year)	Amount ($/t milled)
Mining	$52	$36.28
Processing	$64	$44.24
Solvent Extraction	$174	$120.53
Transport & Logistics	$114	$79.63
G&A	$28	$19.63

Total	$432	$300.31

Annual Production Levels

The expected average annual production of REE products from the combined HREE+Y and LREE concentrates (quoted as oxide equivalents) and chemical-grade zirconia and niobium products over the 30 year initial mine life are set out in Table 8.

Table 8: Annual Production Levels

Annual Production (t)
Contained Metal Oxide	Minimum	Maximum	Life-of-Mine Average (30 years)
Lanthanum (La2O3 )	1,200	1,600	1,350
Cerium (CeO2)	3,300	4,800	3,850
Praseodymium (Pr6O11 )	400	580	460
Neodymium (Nd2O3 )	1,200	1,800	1,400
Samarium (Sm2O3 )	150	260	200
Europium (Eu2O3 )	10	20	13
Gadolinium (Gd2O3 )	260	530	360
Terbium (Tb4O7 )	50	120	80
Dysprosium (Dy2O3 )	370	990	600
Holmium (Ho2O3 )	80	220	130
Erbium (Er2O3 )	240	670	410
Thulium (Tm2O3 )	40	100	60
Ytterbium (Yb2O3 )	240	640	400
Lutetium (Lu2O3 )	35	90	60
Yttrium (Y2O3 )	2,500	7,200	4,250
Niobium Pentoxide (Nb2O5 )	1,900	4,700	3,200
Zirconium oxide (ZrO2)	21,100	28,300	24,650

Rare Earth Metals Market and Sale Prices

REEs are critical manufacturing inputs for a variety of products, such as magnets, batteries, wind turbines, fuel cells for electric vehicles, automotive catalyst systems, catalysts in petrochemical distillation cracking towers, fluorescent lighting tubes and most display panels. There is virtually no substitute for the use of REEs in a wide range of technologies. Many national defense systems are also REE dependent, including guided missile systems, smart bombs, advanced sonar, secure communication, advanced armour and stealth technologies. There is currently almost no open market for individual REEs. Prices for the heavy REEs, which are mainly produced in China, are set by the suppliers based on Chinese government industrial policies. China has dominated the global supply of rare earths since the mid-1990s, supplying close to 90% of the global demand.

The rare earth elements, a group of metals also known as the lanthanides, comprise the 15 elements in the periodic table with atomic numbers 57 to 71. Yttrium, atomic number 39, is often included with the lanthanides since it has similar chemical and physical characteristics and often occurs with them in nature. The rare earth element content of ores and products is generally expressed in terms of the oxide equivalent, or REO.

Quest collects and analyses supply, demand and price data for the REEs plus yttrium, niobium and zirconium and has commissioned a number of independent studies to support its marketing initiatives

Global trends which have strongly influenced the growing demand for rare earths are miniaturization, particularly of consumer electronic devices, automotive emissions control and energy efficiency. Complicating the picture is the general shift of manufacturing away from the United States, Europe and Japan to China, South Korea and elsewhere.

Demand for rare earths within China has grown significantly over the past ten years. Chinese industry is a major user of neodymium, terbium, dysprosium and yttrium in its domestic manufacturing and the Chinese government continues to seek secure supplies of these materials for its own industries. Chinese price setting and reduction of supply is part of this strategy, leading to a deficit in future availability. Strategic North American and European industries, such as the defense industry, are vulnerable to Chinese dominance in REE supply.

The price assumptions used in the PFS (Table 9) for the separated rare earth oxides are based on consensus averages by industry peers from 2013 data, current market prices and data from industry experts. Quest has contracted a study from Roskill Consulting Group (January – August 2013) for supply and demand forecasts to 2017 and beyond (the Roskill Study). Other sources consulted for rare earth pricing data include Metal Pages, Asian Metals, key industrial end users and leading research analysts in the rare earth sector. The price assumption for zirconium oxide is based on a combination of current and long-term prices as listed in the Consensus Forecast, The Industrial Minerals Journal, the Roskill Study and the TZMI Sand Report (September 2013), which is a market study on zirconium completed by TZ Minerals International Pty Ltd. under a contract with Quest. The price assumption for niobium is based on the Roskill Study and current published market prices. The rare earth oxide prices used in the PFS are listed in Table 9 below. A 30% discount has been applied to the rare earth oxide prices in the economic analysis to reflect the sale prices of the concentrate products; no discount has been applied to the sale price of the niobium and zirconium products.

Table 9: Rare Earth, Niobium and Zirconium Oxide Prices

Lanthanum (La)	$9
Cerium (Ce)	$8
Praseodymium (Pr)	$85
Neodymium (Nd)	$80
Samarium (Sm)	$9
Europium (Eu)	$1,000
Gadolinium (Gd)	$40
Terbium (Tb)	$950
Dysprosium (Dy)	$650
Holmium (Ho)	$55
Erbium (Er)	$70
Thulium (Tm)	$1,000
Ytterbium (Yb)	$50
Lutetium (Lu)	$1,100
Yttrium (Y)	$30
Niobium (Nb)	$40
Zirconium (Zr)	$7

NOTE:

1.	All amounts in the table above are in U.S. dollars per kilogram of oxide.

Sensitivity Analysis

The PFS includes an extensive sensitivity analysis on the key parameters of the Strange Lake project. The parameters to which project economics are most sensitive are outlined in Table 10 below.

Table 10: Sensitivities

Parameters	Change	IRR Impact (%)
Product Prices	10%	3.5
Capital Expenditure	10%	2.2
Yield/Mineral Recoveries	3%	1.1
Ramp-Up Time	3 years vs. 2 years	2.9

The process and solvent extraction plants represent 55% of cash operating costs. Project economics are less sensitive to changes in plant cash operating costs – a 13% change in these costs changes project IRR by 1%.

Transport and logistics represent 27% of the cash operating costs and, as a result, project economics are moderately sensitive to changes in transport and logistics costs – a 30% change in transport and logistics costs leads to a 1% change in project IRR.

Reagents or chemicals used in the processing and solvent extraction plants are a significant component (32%) of total project cash operating costs. However, a 10% change in the quantity used or the price of these reagents changes the project IRR by only 0.4%.

With respect to the operational components of the project, the mine comprises a relatively small percentage (12%) of the overall cash operating costs. As a result, the project economics are almost completely insensitive to changes in mining costs – mining cash costs would have to increase by more than 50% to reduce the project IRR by 1%.

The project is largely insensitive to changes in labour, energy or material consumables costs.

The PFS has also examined certain combined scenarios, such as an adverse scenario where prices are 10% lower than projected, capital expenditures are 10% higher, yields/recoveries are 3% lower and ramp-up is longer and slower than the parameters considered in the base case. In that scenario, the project still yields an IRR of 17%, demonstrating the robustness of project economics.

The sensitivity analysis provides Quest with a mechanism to focus on improvement measures including those referred to above, which will influence either project economics and/or reduce project sensitivity to parameter changes.

Environmental and Permitting

More than two years of environmental baseline studies are nearing completion for the proposed project infrastructure at Strange Lake and along the roadway to the Labrador coast. Considerable effort has already been invested to collect data on both the biophysical and human environments in the study area, at the mine site, along a road corridor of more than 160 km in length and at several sites considered for a new port site. The base line study for the proposed processing plant, residue storage area and associated infrastructure at Bécancour, Québec site was initiated in 2013 and is expected to be completed in 2014. All environmental work is being led by AECOM with support from local aboriginal partners and regional service providers to the greatest extent possible.

The current schedule is to commence the Environmental Impact Assessment (EIA) for all project components in 2014, after submitting a project description to the relevant government authorities. Five EIA processes are being considered: two in Québec (north and south), two in Newfoundland and Labrador (provincial and Nunatsiavut), and one with the Canadian federal government. Assuming some degree of harmonization between jurisdictions, the EIA studies and associated public consultations are expected to take approximately two years (to 2016). In particular, the EIA process in Bécancour, Québec could involve public hearings led by the Bureau d’audiences publiques sur l’environnement (BAPE). The EIA would be followed by a period of up to six months in which to obtain necessary environmental approvals (Certificates of Authorization, permits and licenses) prior to initiating construction. Quest anticipates certain critical path early works permit approvals could take less than two months.

Appropriate mitigation and monitoring plans are already being considered by the project team, dealing with the unavoidable environmental impact of mining, including possible compensation scenarios for any net wildlife habitat loss and project closure reclamation. Quest is emphasizing early project planning and design to minimize any potentially significant effects relative to environmental features and functions. At this time, no major environmental impacts have been identified. This proactive and strategic approach has also helped to improve the efficiency and sustainability of the Strange Lake project.

Social Acceptability

Quest is committed to ensuring that the Strange Lake mining project sets a high standard for sensitivity to local environmental and aboriginal concerns. Public approval for this project, or its social license to operate, is as important to Quest as are regulatory requirements. The Strange Lake project is designed with a high respect for regional needs and expectations.

From the beginning of its exploration program at Strange Lake, Quest established and implemented a corporate policy on environmental responsibility. This has been a basis for initiatives to maintain or improve the environment in which Quest operates, especially at the mine site, including cleaning up of legacy waste from previous land-users to protecting sensitive wildlife during active operations around the camp. Local aboriginal workers were also trained and/or integrated into Quest’s exploration and environment teams. The Strange Lake project has been designed to be especially sensitive to regional needs and expectations.

Quest initiated early meetings with certain northern aboriginal leaders in 2008. A series of strategic meetings was undertaken in 2012 to provide all key groups with similar levels of information and a comparable opportunity to ask questions and comment on the initial project concept. In January 2013, draft Memoranda of Understanding (MOU) were presented to potentially-affected aboriginal groups, to serve as a basis for negotiations to commence in 2014 on Impact Benefit Agreements (IBA) or other similar arrangements. The current schedule anticipates resolution by early 2016, which will facilitate the government’s own requirement to consult with aboriginal groups before issuing environmental approvals. Both aboriginal and government stakeholders have been provided with regular updates on the progress of both environmental studies and community engagement.

The social acceptability of the project in Bécancour, Québec is being assessed based on comparisons to previous projects of similar size and scope, both locally and internationally, and based on an initial pre-consultation exercise with a focus group of inhabitants from the affected region.

Quest has also met with senior government representatives of all jurisdictions concerned, to anticipate any social acceptability issues or opportunities. In particular, Quest has sought to align with regional economic development priorities and develop relationships with local suppliers that have demonstrated competitive advantages. A mine in northern Québec and a port on the Labrador coast is an opportunity to work with Inuit, Naskapi and Innu workers who have previous experience with natural resource developments in the region.

The proposed processing plant site planned for Bécancour, Québec requires a highly-skilled workforce, with extensive experience in heavy industries. Spin-off opportunities to draw other REE-based industries to the region are also being discussed. In 2014, Quest intends to consult with local stakeholders in southern Québec to anticipate their concerns, and will consider changes to the project if necessary, before the official EIA public hearings. Social acceptability will remain at the core of Quest’s business model and will continue to be monitored as part of Quest’s future sustainability reporting.

Bécancour Process Plant Site Selection Announcement

On November 5, 2013, further to the release of a comprehensive pre-feasibility study (PFS) for its Strange Lake B-Zone rare earth integrated mining and processing project, Quest announced that it had selected Bécancour Industrial Park, Québec as the home for its future hydrometallurgical plant. This $1.3 million complex is projected to employ 500 Quebecers during the construction phase and an additional 380 once it is projected to be running in 2017.

During the announcement, Quest committed to voluntarily request an environmental public hearing (BAPE) for its Bécancour Project Area. Quest considers the BAPE to be an excellent forum to publicly discuss the project and to consult meaningfully to consider any potential improvements to the project’s design. The experience of other projects shows that the BAPE process can be very helpful to building a project’s social acceptability and establishing credibility as a regional partner in sustainable development. For more than two years, Quest has met with and provided regular updates to all levels of government, and respective Ministries or Departments, for the jurisdictions potentially affected by the project.

Metallurgical Development Activities

In October 2013, SGS was selected to complete the remaining evaluative bench test metallurgical work for the Strange Lake mineralization. A decision was made to transfer the remaining mini-pilot plant testing from Process Research Ortech (“Ortech”) to SGS. This remaining test work is expected to be completed by the end of March to early April 2014. SGS has provided Quest with a proposal to undertake construction and management of the full-scale pilot plant activities on Strange Lake materials. This work is expected to commence in June-July 2014.

Approximately 1,000 g of product samples of zirconium were produced and delivered to TAM Ceramics (Niagara Falls, NY) for product quality testing and new product development. In addition, a heavy rare earth chloride concentrate was produced at the bench-scale as an alternative to the fluoride and oxide products that were proposed for the PFS report. In addition to providing Quest with a lower cost alternative, a chloride concentrate is a more accepted product for further downstream separation.

Engineering

Preparation for the bidding process for FS and for EPCM (“Engineering, Procurement, Construction and Management”) work was commenced during October 2013. Options for which consulting engineering contractor would be best suited to the requirements of the Strange Lake project will be evaluated.

Strategy and Marketing

Quest commenced the development of its corporate marketing strategy to evaluate the viability of the project concept proposed by the recently-filed PFS document. The intent of the strategy is to optimize all aspects of the project engineering and to refine our product delivery strategy. The process will also provide vision for a phased project development approach as a means of reducing project operating and capital requirements and to mitigate supply shocks that may have occurred for the production rate proposed in the PFS. This work is on-going.

Exploration Activities

Current Exploration Work

Quest is currently filing an application for a Mining Lease for its B Zone Rare Earth Deposit at Strange Lake with Québec Government authorities. This process may take up to 12 months before the mining lease is granted to Quest.

The field environmental program at Strange Lake was completed in early September 2013. All collected soil samples were submitted for analysis and all analytical results were received. A technical report was written by GESST of Val D’Or, Québec. An environmental report covering all Quest environmental activities carried out by the Quest exploration team is currently being written.

Future Exploration Work

During late August 2013, a property visit was completed by Quest geologists to collect samples on some re-mapped outcrops. All samples, as well, some of the old Iron Ore Company drill core, located in Goose Bay, Labrador were shipped to the McGill University as part of a geological research project being performed on behalf of Quest.

Strange Lake Rare Earth Project, Newfoundland and Labrador

During the year ended October 31, 2013, a decision was taken not to renew any of the 66 claims in the Corporation’s geological interest in Newfoundland and Labrador, covering 1,650 hectares because work to date had not identified any significant findings. As a result, the Corporation discontinued any further expenditures and has written off mining acquisition costs of $157,054 and deferred exploration expenditures of $183,711.

Alterra – Strange Lake Option Property Agreement, Newfoundland and Labrador

The property comprises 30 claims covering 750 hectares contiguous to the east of Quest’s Strange Lake Project. Quest initiated negotiations in 2010 to acquire a participation in this rare earth property adjacent to Strange Lake. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence.

On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in western Labrador.

Under the terms of the exploration and option agreement, Quest can earn a 50% undivided working interest in the 30 claims by issuing an aggregate of 80,000 common shares of Quest to Alterra and by incurring mining exploration expenditures of $500,000 in the aggregate, both over a period of three years. Further, upon completing all of the payments mentioned above, Quest has an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

As at October 31, 2012, the Corporation had issued a total of 40,000 common shares under this agreement, at a price of $1.887 per share and had incurred $751,572 in exploration expenditures.

Current Work and Future Exploration Activities

On November 7, 2012, the Corporation entered into an agreement with Search and Alterra under which the Corporation agreed to exchange the Operator fees receivable from Search of $67,141 against its obligation to issue 40,000 common shares of the Corporation to Alterra in order to earn its 50% undivided working interest. As a result, the Corporation has acquired a 50% undivided working interest in the claims.

During the year ended October 31, 2013, the Corporation did not exercise its option under the exploration and option agreement to earn an additional 15% undivided interest in the working claims and as a result, this option has now lapsed. As at October 31, 2013 a 50:50 joint venture with Search and Alterra had not been formed. The discussions with Search Minerals Inc. are currently progressing.

Misery Lake Rare Earth Project, Québec

The Misery Lake Property consists of a single claim block comprising 924 claims all located in Québec. The property is located 120 km south of the Strange Lake Project and covers a total of 44,856 hectares. During the last quarter of 2013, a total of 106 claims were allowed to be lapsed. The rare earth potential of the Misery Lake area was first recognized by Quest in August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O3, 1.2% P2O5, 1.5% TiO2 and 2.25% TREO. The Misery Lake property geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.

Current Work and Future Exploration Activities

A winter 2014 diamond drilling program was proposed and approved by Quest management.

A minimum 2,500 metre drilling program is currently being prepared. Drill targets are being defined and will test combined geological and geophysical targets identified from previous Quest exploration on the property. Work is anticipated to commence in late February or early March 2014.

Misery Lake Rare Earth Project, Newfoundland and Labrador

During the year ended October 31, 2013, a decision was made to allow all 45 claims in the Corporation’s geological interest in Newfoundland and Labrador, covering 1,125 hectares, to lapse because work to date had not identified any significant findings. As a result, the Corporation discontinued any further expenditures and has written off mining acquisition costs of ($2,250) and deferred exploration expenditures of $190.

Voisey’s Bay, Newfoundland and Labrador

The Corporation’s 100%-owned Voisey’s Bay property consists of 18 mining claims covering approximately 450 hectares and straddles coastal lands that could potentially be used as a port site for the Strange Lake operations.

Project Evaluation and Project Development (PE&PD), Rare Metals – Ontario, Québec, New Brunswick, Nova Scotia, and Newfoundland and Labrador

In December 2012, Quest made a strategic decision to add new rare metals to its existing commodity project portfolio. Quest’s goal is to identify and generate new, world-class projects for molybdenum (Mo), tungsten (W), antimony (Sb), lithium (Li), tin (Sn), indium (In), tantalum (Ta), germanium (Ge) and gallium (Ga). Quest has acquired several government and private geological databases for all eastern Canada. Assessment of exploration data for Ontario, Québec, New Brunswick, Nova Scotia, and Newfoundland and Labrador were used to identify exploration targets for field evaluation.

New Brunswick, Nova Scotia and Newfoundland PE & PD

During the quarter ended October 31, 2013, all field evaluations performed in New Brunswick, Nova Scotia and Newfoundland were completed. As well, all detailed compilation and evaluation reports on the most promising projects were also completed. Terms for future property agreements for the most promising projects were drafted. Five projects were selected by the Quest exploration team for potential acquisition. Quest plans to contact the project owners in order to conclude option agreements for their respective properties.

NI 43-101 Technical Reports and Qualified Persons

The technical report supporting the PFS was prepared by Micon International under the guidance of Richard Gowans, P. Eng., President of Micon International, who is the Qualified Person for the technical report. Mr. Gowans has reviewed the technical information described in this report.

Sam J. Shoemaker, Jr., Registered Member-SME, of Micon International, is the Qualified Person responsible for the preparation of the mineral reserve estimate described in this report. The effective date of the reserve estimate is October 14, 2013. The technical report supporting the foregoing reserve estimate is available under Quest’s profile on SEDAR and EDGAR.

William J. Lewis, P.Geo., Senior Geologist with Micon International, is the Qualified Person responsible for the preparation of the mineral resource estimate described in this report. The effective date of the resource estimate is August 31, 2012. The NI 43-101 technical report supporting the foregoing resource estimate is available under Quest’s profile on SEDAR and EDGAR.

Mr. Pierre Guay, P. Geo., is the qualified person on the exploration projects presented in this MD&A under National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for the technical contents of this report and has approved the disclosure of the technical information contained herein.

Results of Operations

The following table summarizes selected financial data of Quest Rare Minerals Ltd. together with its wholly-owned subsidiary QTM Extraction Ltd. (collectively the “Corporation”) for the last three fiscal years ended October 31, 2013, 2012 and 2011.

	Year ended October 31, 2013 $	Year ended October 31, 2012 $	Year ended October 31, 2011 $
Revenues	—	59,991	15,150
Net loss and total comprehensive loss	(3,981,889)	(4,801,245)	(11,382,458)
Basic and fully diluted net loss per share	(0.06)	(0.08)	(0.19)
Total assets	76,901,500	82,561,443	84,597,665
Total long-term financial liabilities	—	—	—
Cash dividends	—	—	—

Fiscal year ended October 31, 2013 compared with the fiscal year ended October 31, 2012

Revenues totaled nil for the year ended October 31, 2013 compared to $59,991 for the year ended October 31, 2012 and consisted of Operator fees earned amounting to 10% of the value of exploration and evaluation activities on the Alterra-Strange Lake Project incurred by the Corporation during the current year of the option period.

Expenses for the year ended October 31, 2013, as detailed in the Consolidated Statements of Comprehensive Loss, totaled $4,336,320 as compared to $5,727,146 for the year ended October 31, 2012.

Professional fees, Investor relations and Administration expenses totaled $3,356,597 (2012 – $5,307,201). The decrease of $1,950,604 related to the following variations:

•	Professional fees decreased by $49,502 to $581,530 (2012 – $631,032) and consisted primarily of lower legal and accounting fees offset by higher consulting and professional fees.

•

Investor relations expenses totaled $1,483,624 in 2013 compared to $1,987,177 for the year ended October 31, 2012. The net decrease of $503,553 related to lower investor relations activities, international marketing initiatives and shareholders’ communication and corporate development expenses in the current year combined with the listing and commencement of trading on the TSX which impacted prior year expenditures.

•

Administration expenses decreased by $1,397,549 to $1,291,443 in 2013 from $2,688,992 in 2012. The main components of this variation, as detailed in Note 7 to the consolidated financial statements, consisted of: an increase of $117,664 in Salaries and other employee benefits due mainly to the hiring of additional personnel; an increase in the remuneration of Quest directors and a decrease of $1,523,436 in

Stock-based compensation costs to ($86,799). The significant decrease in Stock-based compensation costs was as a result of a decrease in the number of stock options granted in 2013 compared to 2012 and the reversal of non-vested stock options which expired and were cancelled in 2013.

Exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which any Exploration and evaluation asset exceeds its recoverable amount. The recoverable amount is the higher of the exploration and evaluation asset’s fair value less costs to sell and value in use. Impairments are reviewed for potential reversals at each reporting date. During the year ended October 31, 2013, the Corporation recorded a write-down of Exploration and evaluation assets of $979,723 (2012 – $419,945) related primarily to its Strange Lake project in Newfoundland and Labrador together with current year expenditures on potential projects written off as incurred.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on Exploration and evaluation assets, as detailed in Note 6 to the consolidated financial statements totaled $18,910,197 in 2013 (2012 – $24,146,532) and consisted of $18,704,468 (2012 – $23,524,118) in exploration expenses; $87,607 (2012 – $189,447) in acquisition costs and $118,122 (2012 – $432,967) in stock-based compensation expense. In addition, the Corporation recorded Tax credits receivable of $1,801,507 (2012 – $6,889,960) relating to these expenditures.

For the year ended October 31, 2013, Finance income totaled $235,705 compared to $539,033 for the year ended October 31, 2012. The net decrease of $303,328 was as a result of a decrease in funds on deposit during the year ended October 31, 2013.

The Corporation’s Cash and cash equivalents consist of cash and highly-liquid short-term investments with maturities of less than three months from the date of acquisition that are readily convertible to known amounts of cash at any time and that are subject to an insignificant risk of change in value. Due to the liquid nature of these financial assets, the Corporation has elected to classify them as held-for-trading and changes in fair value are recorded in the statements of comprehensive loss. As at October 31, 2013, the weighted average effective interest rate on the Corporation’s investments was approximately 1.50% (October 31, 2012 – 1.50%).

The Corporation has recognized its Investments held for trading on the Consolidated Statements of Financial Position at their fair value, and changes in fair value are recognized as income or loss in the period in which the change arises. As at October 31, 2013, the fair value of the Investments held for trading was $1,600 compared to $9,750 as at October 31, 2012. The corresponding Unrealized loss on investments held for trading was $8,150 (2012 – $3,450).

For the year ended October 31, 2013, the Corporation reported a consolidated net loss and total comprehensive loss of $3,981,889, as compared to a net loss of $4,801,245 for the year ended October 31, 2012, after deferred income taxes recovery of nil (2012 – $330,327). The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

As a portion of the Corporation’s exploration activities are financed by flow-through share arrangements, under the terms of flow-through share agreements, the tax deductions of the related Canadian exploration expenditures (“CEE”) are renounced in favour of the investors. Accordingly, flow-through proceeds are allocated between the offering of the common shares and the premium liabilities associated with the sale of tax benefits when the common shares are offered. The amount allocated to share capital is based on the fair value of the common shares and the residual amount of the proceeds received from the investor for the flow-through shares is recognized as premium liabilities and the premium liabilities are reversed in the statements of comprehensive loss as the Corporation spends the flow-through proceeds. For the year ended October 31, 2013, the Corporation reversed $126,876 in premium liabilities (2012 – nil).

Fiscal year ended October 31, 2012 compared with the fiscal year ended October 31, 2011

Revenues totaled $59,991 for the year ended October 31, 2012 compared to $15,150 for the year ended October 31, 2011 and consisted of Operator fees earned amounting to 10% of the value of exploration and evaluation activities on the Alterra-Strange Lake Project incurred by the Corporation during the relevant year of the option period.

Expenses for the year ended October 31, 2012, as detailed in the Consolidated Statements of Comprehensive Loss, totaled $5,727,146 as compared to $11,684,657 for the year ended October 31, 2011.

Professional fees, Investor relations and Administration expenses totaled $5,307,201 (2011 – $11,233,163). The decrease of $5,925,962 related to the following variations:

•	Professional fees decreased by $248,732 to $631,032 (2011 – $879,764) and consisted of lower legal and accounting fees and lower consulting and professional fees.

•

Investor relations expenses totaled $1,987,177 in 2012 compared to $1,522,988 for the year ended October 31, 2011. The net increase of $464,189 related to increased investor relations activities, international marketing initiatives and shareholders’ communication and corporate development expenses and the listing and commencement of trading on the TSX on March 1, 2012.

•

Administration expenses decreased by $6,141,419 to $2,688,992 in 2012 from $8,830,411 in 2011. The main components of this variation, as detailed in Note 7 to the consolidated financial statements, consisted of: an increase of $207,205 in Salaries and other employee benefits due mainly to the hiring of additional personnel; an increase in the remuneration of Quest directors of $154,720; an increase in Directors’ and Officers’ liability insurance expenses of $55,583 as a result of increased coverage; an increase of $383,805 in rent and office expenses as a result of the relocations to larger premises and related expenses due to the significant increase in Corporation’s activities, offset by a decrease of $6,942,732 in Stock-based compensation costs to $1,436,637. The significant decrease in Stock-based compensation costs was as a result of a decrease in the number of stock options granted in 2012.

Exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which any Exploration and evaluation asset exceeds its recoverable amount. The recoverable amount is the higher of the exploration and evaluation asset’s fair value less costs to sell and value in use. Impairments are reviewed for potential reversals at each reporting date. During the year ended October 31, 2012, the Corporation recorded a write-down of Exploration and evaluation assets of $419,945 (2011 – $451,494) related primarily to its Nanuk project in Québec together with current year expenditures on potential projects written off as incurred.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on Exploration and evaluation assets, as detailed in Note 6 to the consolidated financial statements totaled $24,146,532 in 2012 (2011 – $20,631,694) and consisted of $23,524,118 (2011 – $18,682,390) in exploration expenses; $189,447 (2011 – $87,826) in acquisition costs and $432,967 (2011 – $1,861,478) in stock-based compensation expense. In addition, the Corporation recorded Tax credits receivable of $6,889,960 (2011 – $4,725,922) relating to these expenditures.

For the year ended October 31, 2012, Finance income totaled $539,033 compared to $635,776 for the year ended October 31, 2012. The net decrease of $96,743 was as a result of a decrease in funds on deposit during the year ended October 31, 2012 offset by nil Interest expense for 2012 (2011 – $43,970 related to tax under Part XII.6 of the Income Tax Act as a consequence of the look-back rule).

The Corporation’s Cash and cash equivalents consist of cash and highly-liquid short-term investments with maturities of less than three months from the date of acquisition that are readily convertible to known amounts of cash at any time and that are subject to an insignificant risk of change in value. Due to the liquid nature of these financial assets, the Corporation has elected to classify them as held-for-trading and changes in fair value are recorded in the statements of comprehensive loss. As at October 31, 2012, the weighted average effective interest rate on the Corporation’s investments was approximately 1.50% (October 31, 2011 – 0.91%).

The Corporation has recognized its Investments held for trading on the Consolidated Statements of Financial Position at their fair value, and changes in fair value are recognized as income or loss in the period in which the change arises. As at October 31, 2012, the fair value of the Investments held for trading was $9,750 compared to $13,200 as at October 31, 2011. The corresponding Unrealized loss on investments held for trading was $3,450 (2011 – $18,400).

For the year ended October 31, 2012, the Corporation reported a net loss and total comprehensive loss of $4,801,245, as compared to a net loss of $11,382,458 for the year ended October 31, 2011, after deferred income taxes recovery of $330,327 compared to deferred income taxes of $330,327 for the year ended October 31, 2011. The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Summary of Quarterly Results

The following table presents unaudited selected financial information for the eight most recently completed financial quarters:

	Year ended October 31, 2013				Year ended October 31, 2012
	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $
Revenues	—	—	—	—	43	59,948	—	—
Net loss and total comprehensive loss	(834,250)	(1,178,527)	(1,042,041)	(927,071)	(1,153,597)	(1,118,348)	(1,971,430)	(557,870)
Basic and fully diluted net income (loss) per share	(0.01)	(0.02)	(0.02)	(0.01)	(0.02)	(0.02)	(0.03)	(0.01)

The Corporation has no intention of paying dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant. The Corporation has paid no dividends and has no retained earnings from which it might pay dividends.

Fourth Quarter

Revenue totaled nil for the three-month period ended October 31, 2013 as compared to $43 for the three-month period ended October 31, 2012. Expenses, excluding Impairment of Exploration and evaluation assets, and Stock-based compensation which was included in Administration expenses, for the three-month period ended October 31, 2013 totaled $791,031 (2012 – $748,743). Professional fees increased $146,584 to $193,193 (2012 – $46,609) which related mainly to fees incurred related to the demand loan facility with Investissement Québec; Investor relations expenses decreased by $61,314 to $295,870 (2012 – $357,184); and Administration expenses decreased $42,982 to $301,968 (2012 – $344,950).

Liquidity and Capital Resources

Given that the Corporation’s operations are focused on the exploration and development of mining properties, the most relevant financial information, in its view, relates to current liquidity, solvency, and planned property expenditures. The Corporation’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new ore deposits. A number of factors determine the economic viability of a property including: the size of the deposit; the quantity and quality of the reserves; the proximity of the deposit to current or planned infrastructure; the forecasted development and operating costs and the costs to finance the planned expenditures and the projected cash flows. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The economic value of any mineralization discovered by the Corporation is largely dependent on factors beyond the Corporation’s control, including the market value of the metals and minerals to be produced.

The Corporation’s main sources of funding are debt and equity markets, private placements and outstanding warrants and options.

Going Concern

The Corporation’s consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operation. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

To date, the Corporation has not earned significant revenue and is considered to be in the exploration and development stage.

The investment in, and expenditures on, exploration and evaluation assets comprise a significant portion of the Corporation’s assets. Mineral exploration and development is highly speculative and involves inherent risks. Realization of the Corporation’s investment in these assets is dependent upon the renewed legal ownership of the licenses, and whether an economically viable operation can be established.

The Corporation’s current committed cash resources are insufficient to cover expected expenditures in fiscal 2014. The Corporation’s ability to continue as a going concern is dependent on being able to obtain the necessary financing to satisfy its liabilities as they become due. There can be no assurances that management will be successful in securing adequate financing.

In addition, while the Corporation’s Prefeasibility Study and development activities in relation to its Strange Lake project look promising, there can be no assurance that the results of its planned Feasibility Study will confirm the existence of economically viable quantities of ore or that the project will ultimately go into production.

The Corporation reported a net loss and total comprehensive loss in 2013 and 2012 of $3,981,889 and $4,801,245 respectively. These recurring losses and the need for continued financing to further successful exploration and development indicate the existence of a material uncertainty that raises substantial doubt as to the Corporation’s ability to continue as a going concern.

The Corporation’s consolidated financial statements do not include any adjustments to the carrying values of assets and liabilities that might be necessary, if the Corporation is unable to continue as a going concern. Such adjustments could be material.

Loan Facility

The Corporation is entitled to receive Québec Resource Tax Credits (“QRTC”) at the rate of 38.75% of certain eligible exploration expenditures incurred in Québec.

In order to monetize the QRTC for the year ended October 31, 2012, the Corporation entered into a loan facility with Investissement Québec (“the Loan Facility”) on September 11, 2013 under which the Corporation can borrow up to $4,340,000, representing a proportion of the estimated 2012 QRTC. The Loan Facility is available for draw down, at the Corporation’s discretion, in a maximum of four tranches and any amounts drawn must be repaid on the earlier of (a) April 30, 2014 or (b) upon collection of the 2012 QRTC, which were assigned to Investissement Québec. Amounts drawn under the Loan Facility bear interest, payable on a monthly basis, at an annual rate of prime plus 5.5% (October 31, 2013 – 8.5%). The Corporation has provided security to Investissement Québec by way of an irrevocable letter of credit in the amount of $150,000 secured by a redeemable term deposit recorded as cash and cash equivalents at October 31, 2013, a deed of hypothec in the amount of $4,340,000 and an additional hypothec in the amount of $868,000 over its present and future QRTC claims and its accounts receivable, as well as a first ranking hypothec in the Corporation’s present and future tax credits.

If, as at March 11, 2014, any amount of the Loan Facility remains undrawn, the Corporation can elect to pay an indemnity to Investissement Québec amounting to an annual interest rate of 1.5% of any undrawn balance, payable monthly, to maintain the undrawn facility until the earlier of (a) April 30, 2014 or (b) upon collection of the 2012 QRTC.

As at October 31, 2013 and January 21, 2014, no amounts have been drawn down pursuant to this demand loan facility.

The Loan Facility contains certain financial and non-financial covenants which were met as at October 31, 2013.

Fiscal year ended October 31, 2013 compared with the fiscal year ended October 31, 2012

On July 25, 2013, the Corporation completed a private placement by issuing 4,065,360 flow-through shares at a price of $0.55 per share, for gross proceeds of $2,235,948. Of the total proceeds received for the flow-through shares, $1,742,297 was allocated to common shares and $493,650 to premium liabilities.

In addition, on July 25, 2013, the Corporation issued 1,012,000 units at a price of $0.50 per unit, for gross proceeds of $506,000. Each unit is comprised of one common share and one-half of a common share purchase warrant; each whole warrant entitles its holder to purchase one additional common share at a price of $0.80 until January 25, 2015. If at any time prior to the expiry date of the warrants, the weighted average price of the Corporation’s common shares on the Toronto Stock Exchange exceeds $1.20 for a period of not less than 20 consecutive trading days, the Corporation may reduce the period during which the warrants may be exercised, such that the warrants will expire on the date which is 30 days after the date on which the Corporation sends a notice to warrant holders. An amount of $72,286 related to common share purchase warrants was allocated to warrants.

Further, on July 25, 2013, the Corporation also issued broker compensation options entitling the agents for the private placement to purchase a maximum of 203,094 common shares of the Corporation at a price of $0.50 until January 25, 2015. The total fair value of broker options was $71,083, allocated to contributed surplus.

In connection with the private placement, the Corporation paid cash commissions to agents of $224,996, issued broker compensation options of $71,083 and incurred other professional fees and expenses of $171,905 for a total of $467,984 which has been prorated between the share capital, warrants and premium liabilities of $371,390, $12,338 and $84,256 respectively.

During fiscal 2013, the Corporation raised cash proceeds of $44,250 (2012 – $14,000) from the exercise of stock options.

As at October 31, 2013, the Corporation had cash and cash equivalents of $7,269,170 (2012 – $22,423,970) of which $1,571,890 (2012 – nil) is restricted in use for exploration expenditures pursuant to flow-through agreements. The Corporation has no long-term borrowings.

Fiscal year ended October 31, 2012 compared with the fiscal year ended October 31, 2011

During fiscal 2012, the Corporation raised cash proceeds of $14,000 (2011 – $374,748) from the exercise of stock options and $Nil (2011 – $15,589,408) from the exercise of warrants.

As at October 31, 2012, the Corporation had cash and cash equivalents of $22,423,970 (2011 – $25,942,689) and Investments in Canadian provincial bonds or in AAA-rated corporate bonds, all without any significant risk as to capital totaling $4,003,316 (2011 – $22,312,598).

Outstanding Share Data

As at January 21, 2014, there were 67,237,044 common shares, stock options in respect of 4,750,834 common shares, 300,000 deferred share units, 110,000 restricted share units and 506,000 warrants and 203,094 broker compensation options in respect to the July 2013 financing, outstanding.

Commitments

The Corporation has leases for its premises and other operating leases. For the next five years and thereafter, the Corporation’s minimum annual rental payments total $378,319 as detailed in Note 10 to the consolidated financial statements.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements.

Flow-Through Shares and Premium Liabilities

Where a portion of the Corporation’s exploration activities is financed by flow-through share arrangements, under the terms of flow-through share agreements, the tax deductions of the related Canadian exploration expenditures (“CEE”) are renounced in favour of the investors. Accordingly, flow-through proceeds are allocated between the offering of the common shares and the premium liabilities associated with the sale of tax benefits when the common shares are offered. The amount allocated to share capital is based on the fair value of the common shares and the residual amount of the proceeds received from the investor for the flow-through shares is recognized as premium liabilities and the premium liabilities are reversed in the statements of comprehensive loss as the Corporation spends the flow-through proceeds.

As at October 31, 2013, the Corporation’s remaining exploration expenditures pursuant to flow-through share arrangements amounted to $1,571,890 (October 31, 2012 – nil).

Issuance costs

Costs incurred in connection with the issuance of units and flow-through shares are allocated based on the fair value of each component of the units and the flow-through shares and netted against each such component.

Income Taxes

As at October 31, 2013, the Corporation had non-capital loss carry-forwards of $14,331,000 (2012 – $10,917,000) and investment tax credits of $2,100,000 (2012 – $1,807,000) which are available to reduce future years’ taxable income as detailed in Note 5 to the consolidated financial statements.

Related Party Transactions

All of the following related party transactions were in the normal course of operations and were measured at the exchange amounts.

The Corporation retains the services of certain directors of the Corporation to carry out professional services. For the year ended October 31, 2013, the total amount charged for services by directors of the Corporation and recorded in exploration and evaluation assets was $75,000 (2012 – $37,500).

During the year ended October 31, 2013, the Corporation incurred fees in the amount of $573,552 to a law firm in which an officer and director of the Parent is a partner, of which $234,354 was recorded in professional fees, $19,586 was recorded in investor relations, $75,399 was recorded in share issue costs and $244,213 was recorded in exploration and evaluation assets (2012 – $496,305, of which $299,909 was recorded in professional fees, $30,364 was recorded in investor relations and $166,032 was recorded in exploration and evaluation assets). As at October 31, 2013, an amount of $52,731 (October 31, 2012 – $106,056) owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

Excluding the amounts reported above, during the years ended October 31, 2013 and 2012, the Corporation recorded the following compensation for key management personnel and the Board of Directors:

	2013 $	2012 $
Salaries, employee benefits	717,877	671,994
Directors’ fees	215,000	205,000
Stock compensation	22,832	1,024,708

Total	955,709	1,901,702

Financial Instruments

The Corporation’s financial instruments consist of cash and cash equivalents, investments, and accounts payable and accrued liabilities. Due to the short-term nature of cash and cash equivalents, investments and accounts payable and accrued liabilities, the fair value of these financial instruments approximates their carrying value. The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

The Corporation is not exposed to any significant credit risk as at October 31, 2013. The Corporation’s cash is deposited with a major Canadian chartered bank and is held in highly-liquid investments. The Corporation’s investments are primarily held in Canadian money market funds. The Corporation’s receivables principally consist of commodity taxes receivables and tax credit receivables, and are therefore not subject to significant credit risk.

As at October 31, 2013, the interest rates for Canadian and U.S. funds ranged from 1.20%-1.50% (October 31, 2012 – 1.20-1.50%) and 0.10% (October 31, 2012 – 0.10%), respectively.

As at October 31, 2013, the weighted average effective interest rate on the Corporation’s investments was approximately 1.50% (October 31, 2012 – 1.50%).

In order to ensure that the Corporation maximizes the rate of return on cash funds in excess of its current operating requirements, the Corporation has established an investment committee to oversee the management of these funds.

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has primarily relied on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation does not use term debt financing and has not paid any dividends. As well, the Corporation does not have any externally imposed capital requirements, either regulatory or contractual.

Critical Accounting Judgments and Estimates

As stated in note 2 of the Notes to consolidated financial statements, management has identified the following critical accounting estimate where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future.

Exploration and evaluation assets – Judgment and estimate

Exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable through future exploitation or sale. Such circumstances include the period for which the Corporation has the right to explore in a specific area, actual and planned expenditures, results of exploration, and whether an economically-viable operation can be established. Management judgment is applied in determining the lowest levels of exploration and evaluation assets grouping, for which there are separately identifiable cash flows (cash generating units), generally on the basis of areas of geological interest (note 6 of the Notes to consolidated financial statements). Management also uses estimates and assumptions to assess whether future economic benefits are likely from future exploitation or sale of the exploration and evaluation assets. These estimates and assumptions may change if new information becomes available.

Valuation of refundable tax credits and mining duties credits – Judgment

The Corporation is entitled to refundable tax credits and mining duties credits on qualified mining exploration expenses incurred in the province of Québec. Management judgment is applied in determining whether the mining exploration expenses are eligible for claiming such credits. Those benefits are recognized when the Corporation estimates that it has reasonable assurance that the tax credits will be realized.

Share-based remuneration expense – Estimate

The estimation of share-based compensation at fair value at the date of grant requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The fair value of each option is evaluated using the Black-Scholes pricing model at the date of grant. The Corporation has made estimates as to the volatility, the expected life of options, and expected forfeitures. The expected life of the option is based on historical data. The expected volatility is based on the historical volatility of comparable companies, over the period of the expected life of the stock option. These estimates may not necessarily be indicative of future actual patterns.

NEW IFRS STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued but not yet effective up to the date of issuance of the Corporation’s financial statements are listed below. This listing is of standards and interpretations issued, which the Corporation reasonably expects to be applicable at a future date. The Corporation intends to adopt those standards when they become effective.

IFRS 10 Financial Statements

In May 2011, the IASB released IFRS 10, Financial Statements, which replaces SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a Corporation’s financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 will be effective for the Corporation on November 1, 2013. The adoption of this standard is not expected to have a significant impact on the Corporation’s financial statements.

IFRS 11 Joint Arrangements

In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in jointly-controlled entities. IFRS 11 will be effective for the Corporation on November 1, 2013. The adoption of this standard is not expected to have a significant impact on the Corporation’s financial statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 will be effective for the Corporation on November 1, 2013. The adoption of this standard is not expected to have a significant impact on the Corporation’s financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB released IFRS 13, Fair Value Measurement. IFRS 13 is expected to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard will be effective for the Corporation on November 1, 2013. The adoption of this standard is not expected to have a significant impact on the Corporation’s financial statements.

IFRS 9 Financial Instruments

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities, as defined in IAS 39. The standard was initially effective for annual periods beginning on or after 1 January 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to 1 January 2015, and will be effective for the Corporation on November 1, 2015.

In subsequent phases, the IASB is addressing hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 may have an effect on the classification and measurement of the Corporation’s financial assets but it will not have an impact on classification and measurement of the Corporation’s financial liabilities. The Corporation will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the Interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 will be effective for the Corporation on November 1, 2014. The adoption of this standard is not expected to have a significant impact on the Corporation’s financial statements.

Risk Factors

Resource exploration and development is a highly speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risk, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial mining operation.

Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection; (iv) First Nations negotiations and agreements; and (v) technological risks and changes. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may affect the Corporation’s ability to raise equity financing for its capital requirements.

Reference is made to the section of the Corporation’s 2013 Annual Information Form entitled “Risk Factors” for a discussion of the risk factors applicable to the Corporation and its business.

Disclosure Controls and Internal Controls over Financial Reporting

Management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that all material information relating to the Corporation has been made known to them and has been properly disclosed in the Corporation’s annual and interim filings and other reports filed or submitted under applicable Canadian and United States securities laws.

Management of the Corporation, with the participation of the CEO and the CFO, has evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures as at October 31, 2013. Based on this evaluation, the CEO and the CFO have concluded that the Corporation’s disclosure controls and procedures were effective as of October 31, 2013 to provide reasonable assurance that information required to be disclosed in the Corporation’s annual filings and other reports filed or submitted were recorded, processed, summarized and reported within the time period specified in those rules.

An evaluation, under management supervision, was carried out on the effectiveness of the Corporation’s internal control over financial reporting as at October 31, 2013 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2013.

There have been no changes in the Corporation’s design of internal controls over financial reporting during the quarter ended October 31, 2013 that materially affected, or are reasonably likely to affect, the Corporation’s internal control over financial reporting.

Presentation of Mineral Reserve and Resource Information

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“Nl 43-101”). Nl 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including Nl 43-101, differ significantly from the requirements of the SEC and reserve and resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally permits issuers to report mineralization that does not constitute “reserves” by SEC standards only as in-place tonnage and grade without reference to unit measures. The requirements of Nl 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Quest in compliance with Nl 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Other Information

Additional information on the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on the Corporation’s website at www.questrareminerals.com.